January 24, 2012

Via EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng, Special Counsel

RE:  MOBILE VAULT, INC.
     AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 27, 2011
     FILE NO. 333-175158

Ms. Mills-Apenteng:

This letter responds to an oral comment from the Staff of the Securities and Exchange Commission regarding the above-referenced Registration Statement on Form S-1 (as amended)(the "Registration Statement").

We have corrected the numerical typographical error on page 4, in the paragraph commencing "As of November 30, 2011, MVault ... had liabilities of $600".

Sincerely,

/s/ Danielle Olsen

Danielle Olsen
Chief Executive Officer

Enclosure